EXHIBIT 2.4

EXECUTION VERSION

CONFIDENTIAL INFORMATION, NON-COMPETITION

AND NON-SOLICIT AGREEMENT

THIS CONFIDENTIAL INFORMATION, NON-COMPETITION AND NON-SOLICIT AGREEMENT (“Agreement”) is entered this 24th day of April, 2012 by and between Halcón Resources Corporation, a Delaware corporation (“Parent”), and Frank A. Lodzinski (“Executive”), to be effective on the Closing and contingent on the occurrence of the Closing.

WHEREAS, contemporaneously with the execution of this Agreement, Parent, Leopard Sub I, Inc., a Colorado corporation and wholly owned subsidiary of Parent (“Merger Sub”), Leopard Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Second Merger Sub”), and GeoResources, Inc., a Colorado corporation (the “Company”), are entering into an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), and the Company, as the surviving entity in the Merger, will merge with and into Second Merger Sub (the “Second Merger” and together with the Merger, the “Mergers”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as a result of the Mergers, the separate corporate existence of the Company shall cease and Second Merger Sub shall continue as the surviving entity as a wholly owned subsidiary of Parent;

WHEREAS, upon the Second Merger Effective Time all of the assets, including confidential and proprietary information, intellectual property, and goodwill, of the Company shall vest in Second Merger Sub;

WHEREAS, prior to the Effective Time, Executive was employed by Southern Bay Operating, LLC, a Texas limited liability company and wholly owned subsidiary of the Company (“Southern Bay”), and served as a Director and as the President and Chief Executive Officer of the Company, and in similar capacities with certain Subsidiaries of the Company;

WHEREAS, effective as of the Closing, Executive’s employment with Southern Bay, and service as a Director, President and Chief Executive Officer of the Company, and similar capacities with certain Subsidiaries of the Company, will end;

WHEREAS, as a Director and as the President and Chief Executive Officer of the Company, and in similar capacities with certain Subsidiaries of the Company, Executive had access to and created Company Confidential Information (as defined below);

WHEREAS, as President, Chief Executive Officer, and Director of the Company, Executive participated in the evaluation of the transaction and negotiation of the Merger Agreement, and had access to certain Parent Confidential Information (as defined below);

WHEREAS, the Company Confidential Information which Executive created or to which he had access, and the Parent Confidential Information to which he had access, could be used by any competitor of Parent and Second Merger Sub in a manner that would irreparably harm Parent’s and Second Merger Sub’s competitive position in the marketplace, dilute their goodwill, and deprive Parent of the full value of the Mergers;

WHEREAS, Executive will derive considerable personal benefit from the consummation of the Mergers, including as part consideration therefor an ownership interest in Parent;

WHEREAS, Executive’s execution of this Agreement is an inducement to Parent’s willingness to enter into the Merger Agreement;

WHEREAS, capitalized terms not defined in this Agreement shall have the meanings assigned to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, Parent and Executive bindingly agree as follows:

1. Definitions.

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(b) “Company Confidential Information” has the meaning assigned to such term in Section 2(c) of this Agreement.

(c) “Competing Business” means the ownership, operation, leasing, acquisition, exploration, marketing, development, production, gathering, distribution, or disposition of Oil and Gas Interests.

(d) “Family Member” means with respect to Executive, (i) the spouse, lineal descendants, siblings, parents and nieces and nephews of Executive and the spouses of such Family Members and (ii) any trust whose primary beneficiary is any one or more of the Family Members.

(e) “Family Member Affiliate” means with respect to Executive, any Affiliate of Executive and any Affiliate of a Family Member of Executive.

(f) “Oil and Gas Interests” means any royalty, overriding royalty, working, leasehold, or other property interest in oil and gas assets or any right to acquire such interests.

(g) “Parent Confidential Information” has the meaning assigned to such term in Section 2(d) of this Agreement.

(h) “Related Party” means (i) with respect to the Company, the Company and each of its Subsidiaries and Affiliates, and (ii) with respect to Parent, means Parent and each of its Subsidiaries and Affiliates, including the Company and its Related Parties as of the Effective Time.

(i) “Restricted Activities” has the meaning assigned to such term in Section 3(a).

(j) “Restriction Period” means the period beginning on the Effective Time and ending on the last day of the sixth calendar month following the Effective Time.

(k) “Specified Geographical Area” means (i) the Company’s, Parent’s or any of their respective Related Parties’ Oil and Gas Interests as of the Effective Time; and (ii) the surface area within one (1) mile of the Company’s, Parent’s or any of their respective Related Parties’ Oil and Gas Interests as of Effective Time.

2. Confidential Information. In the light of and in consideration of the matters set out in the recitals, Executive acknowledges and agrees as follows:

(a)  (i) The Company and Parent are engaged in a highly competitive business; (ii) the Company and Parent, respectively, have expended considerable sums, time and resources to develop goodwill with their respective customers, vendors, investors, business partners, and others, and to create, protect, and exploit the Company Confidential Information and the Parent Confidential Information; (iii) upon the Effective Time, the Company Confidential Information will be owned by Parent; (iv) Parent has a legitimate business interest in preventing the dilution of the Company’s and its goodwill and the unauthorized use or disclosure of the Company Confidential Information and the Parent Confidential Information; (v) Executive’s participation in and direction of the Company’s day-to-day operations and strategic planning was an integral part of the Company’s success and goodwill; (vi) by virtue of his position, Executive had access to Company Confidential Information and Parent Confidential Information that could be used by unauthorized third parties in a manner that would irreparably harm Parent’s competitive position in the marketplace and dilute its goodwill; (v) the Company Confidential Information which Executive created or to which he had access, and the Parent Confidential Information to which he had access, could be used by any competitor of Parent and Second Merger Sub in a manner that would irreparably harm Parent’s and Second Merger Sub’s competitive position in the marketplace, dilute their goodwill, and deprive Parent of the full value of the Mergers; and (vi) Executive will derive considerable personal benefit from the consummation of the Mergers.

(b) Accordingly, Executive agrees that:

(i) all Company Confidential Information and Parent Confidential Information shall remain and be the sole and exclusive property of Parent;

(ii) he will hold all Company Confidential Information and Parent Confidential Information in strictest confidence and not, directly or indirectly, including through a Family Member or Family Member Affiliate, disclose or divulge any Company Confidential Information or Parent Confidential Information to any person other than an officer, director, or employee of, or legal counsel for, Parent, unless authorized to do so by Parent or compelled to do so by law or valid legal process;

(iii) if he believes he is compelled by law or valid legal process to disclose or divulge any Company Confidential Information or Parent Confidential Information, he will notify Parent in writing sufficiently in advance of any such disclosure to allow and Parent the opportunity to defend, limit, or otherwise protect its interests against such disclosure unless such notice is prohibited by law;

(iv) as of the Effective Time, he will immediately return to Parent all Company Confidential Information and all Parent Confidential Information, and all copies thereof, in whatever tangible form or medium, including electronic; and

(v) his obligations under this Section 2 are in addition to any applicable contractual, statutory, or common-law obligations.

(c) “Company Confidential Information” means any confidential or proprietary information or trade secrets of or relating to the Company or provided to the Company by a third party under an obligation or expectation of confidential treatment, including without limitation, all documents or information, in whatever form or medium concerning or evidencing the Company’s operations; processes; products; business practices; finances; principals; vendors; suppliers; customers and potential customers; marketing methods; costs, prices, contractual relationships; regulatory status; personnel (including without limitation compensation, other terms of employment, or performance other than as concerns solely Executive); drilling and production technology and maximization means, methods, and techniques; geological and geophysical maps, data, interpretations, and analyses; project and prospect locations and leads; well logs, interpretations, and analyses; and production information, but excluding any such documents or information that is or becomes generally available to the public other than as a result of any breach of this Agreement or violation of legal duty or other unauthorized disclosure by Executive or another.

(d) “Parent Confidential Information” means any confidential or proprietary information or trade secrets of or relating to Parent or provided to Parent by a third party under an obligation or expectation of confidential treatment, including without limitation, all documents or information, in whatever form or medium concerning or evidencing Parent’s operations; processes; products; business practices; finances; principals; vendors; suppliers; customers and potential customers; marketing methods; costs, prices, contractual relationships; regulatory status; personnel (including without limitation compensation, other terms of employment, or performance); drilling and production technology and maximization means, methods, and techniques; geological and geophysical maps, data, interpretations, and analyses; project and prospect locations and leads; well logs, interpretations, and analyses; and production information, but excluding any such documents or information that is or becomes generally available to the public other than as a result of any breach of this Agreement or violation of legal duty or other unauthorized disclosure by Executive or another.

(e) For purposes of this Section 2, “Company” includes the Company and its Related Parties and “Parent” includes Parent and its Related Parties.

3. Restricted Activities.

(a) In the light of and in consideration of the matters set out in the recitals and Executive’s promises and the matters set out in Section 2, Executive agrees that during the Restriction Period, Executive shall not engage in any of the following activities (the “Restricted Activities”) without the written consent of an authorized officer of Parent:

(i) Directly or indirectly, including through a Family Member or Family Member Affiliate, and whether or not for compensation, engage or prepare to engage in, or aid or advise another person or entity, including a Family Member or Family Member Affiliate, who is engaging in or preparing to engage in, a Competing Business in the Specified Geographical Area as an employee, officer, director, agent, partner, stockholder, owner, member, representative, consultant, lender, guarantor, or in any other individual or representative capacity; provided, however, that this Section 3(a)(i) does not prohibit Executive’s ownership of (A) stock or other securities listed on a national securities exchange or actively traded in the over-the-counter market if Executive and his Family Members or Family Member Affiliates do not, directly or indirectly, hold more than a total of one percent (1%) of all such shares of stock or other securities issued and outstanding; (B) royalty interests where Executive owns the surface of the land covered by the royalty interest and the ownership of the royalty interest is incidental to the ownership of such surface estate; (C) Oil and Gas Interests owned by Executive, a Family Member, or Family Member Affiliate prior to the Effective Time and disclosed on Exhibit A to this Agreement; or (D) Oil and Gas Interests acquired by Executive through an inheritance or through a bona fide gift not from a Family Member or Family Member Affiliate.

(ii) Directly or indirectly, including through a Family Member or Family Member Affiliate, solicit, induce, persuade, or entice, or endeavor to solicit, induce, persuade, or entice, (A) any Person who was as of the Effective Time, or was within the six (6)-month period before the Effective Time, employed by or otherwise engaged to perform services for the Company or its Related Parties, or (B) any Person who was as of the Effective Time or any time during the Restriction Period employed by Parent or its Related Parties, to leave that employment or cease performing those services, whether on Executive’s own behalf or on behalf of any other Person, including a

Family Member or Family Member Affiliate, or to become employed by or otherwise perform services for a Person who is engaging in or preparing to engage in a Competing Business; and

(iii) Directly or indirectly, including through a Family Member or Family Member Affiliate, solicit, induce, persuade, or entice, or endeavor to solicit, induce, persuade, or entice, any Person who was as of the Effective Time a customer, supplier, or vendor of the Company, Parent or any their respective Related Parties, to cease being a customer, supplier, or vendor of Parent or its Related Parties or to divert all or any part of such Person’s investment or business from Parent or its Related Parties, whether on Executive’s own behalf or on behalf of any other Person, including a Family Member or Family Member Affiliate.

(b) Executive acknowledges and agrees that the restrictions in this Section 3 are ancillary to an otherwise enforceable agreement, including without limitation the Merger Agreement and his promises and undertakings set out in Section 2; that the restrictions are reasonable and necessary, are valid and enforceable under applicable Law, and do not impose a greater restraint than necessary to protect the Company’s and Parent’s goodwill, Company Confidential Information, Parent Confidential Information, and other legitimate business interests; that Executive will immediately notify Parent in writing should Executive believe or be advised that the restrictions are not, or likely are not, valid or enforceable under the Law of any state that Executive contends or is advised is applicable; that Executive will not challenge the enforceability of such restrictions; and Executive’s obligations under this Section 3 are in addition to any applicable statutory or common-law obligations.

4. Reformation and Remedies.

(a) Executive acknowledges and agrees that Parent and its Related Parties would not have an adequate remedy at law and would be irreparably harmed in the event that any of the provisions of Sections 2 or 3 were not performed in accordance with their specific terms or were otherwise breached. Accordingly, Executive agrees that Parent and/or its Related Parties shall be entitled to equitable relief, including preliminary and permanent injunctions and specific performance, in the event Executive breaches or threatens to breach any of the provisions of such Sections, without the necessity of posting any bond or proving special damages or irreparable injury. Such remedies shall not be deemed to be the exclusive remedies for a breach or threatened breach of such Sections by Executive, but shall be in addition to all other remedies available to Executive at law or equity.

(b) If any of the provisions of Sections 2 or 3 are ever deemed by a court to be unenforceable as written under applicable Law, such provisions shall be, and are, automatically reformed to the maximum limitations permitted by applicable Law.

5. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) personal delivery, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Executive, to:

GeoResources, Inc.

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

Attention: Frank A. Lodzinski

Fax: 281-537-8324

with a copy to (which shall not constitute notice):

Jones & Keller, P.C.

1999 Broadway, Suite 3150

Denver, Colorado 80202

Attention: Reid A. Godbolt

Fax: 303-573-8133

(b)	if to Parent, to:

Halcón Resources Corporation

1000 Louisiana Street, Suite 6700

Houston, Texas 77002

Attention: Floyd C. Wilson

Fax: 832-538-0220

with a copy to (which shall not constitute notice):

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

Attention: William T. Heller IV

Fax: 713-654-1871

6. Governing Law; Construction; Venue; Jury-Trial Waiver. The parties (i) agree that this Agreement is governed by and shall be construed and enforced in accordance with Texas law, excluding its choice-of-law principles, except where federal law may preempt the application of state law; (ii) agree that this Agreement is to be construed as a whole, according to its fair meaning, and not strictly for or against any of the Parties; (iii) submit and consent to the exclusive jurisdiction, including removal jurisdiction, of the state and federal courts located in Harris County, Texas (or the county where Parent’s principal executive offices are located if different) for any action or proceeding relating to this Agreement; (iv) waive any objection to such venue; (v) agree that any judgment in any such action or proceeding may be enforced in other jurisdictions; and (vi) irrevocably waive the right to trial by jury and agree not to ask for a jury in any such action or proceeding.

7. Modification; Waiver. No provision of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing and signed by Executive and by an authorized officer of Parent, and such waiver is set out in writing and signed by the party to be charged; and (ii) no waiver by Parent or failure to enforce or insist on its rights under this Agreement shall constitute a waiver or abandonment of any such rights or defense to enforcement of such rights, and a waiver on one occasion shall not be deemed to be a waiver of the same or any other type of breach on a future occasion.

8. Entire Agreement. This Agreement sets out the entire agreement of the parties concerning the subject matter expressly addressed and supersedes all prior agreements and understandings, whether oral or written, between the parties.

9. Benefit of Agreement; Assignment; Third-Party Beneficiaries. This Agreement shall inure to the benefit of Parent, its Related Parties, and its or their successors or assigns, by merger or otherwise. Parent’s Related Parties are a third-party beneficiary of Executive’s obligations under this Agreement and either Parent or a Related Party may enforce and of its or their rights under this Agreement on behalf of each other. Executive shall not have any right to assign this Agreement or his obligations hereunder.

10. Counterpart. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officer thereunto duly authorized and Executive has signed this Agreement, all as of the date first written above.

PARENT:

HALCÓN RESOURCES CORPORATION

By:	/s/ Floyd C. Wilson
Name:	Floyd C. Wilson
Title:	Chairman, President and Chief Executive Officer

EXECUTIVE:

/s/ Frank A. Lodzinski
Frank A. Lodzinski

SIGNATURE PAGE TO

CONFIDENTIAL INFORMATION, NON-COMPETITION

AND NON-SOLICIT AGREEMENT